CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$7,250,000	$516.93

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 25, 2010 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$7,250,000 Notes due June 1, 2016 Linked to the Dow Jones Industrial AverageSM Global Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek to participate in the appreciation of the Dow Jones Industrial AverageSM over the term of the Notes, up to a maximum return on the Notes of 21.00%, with full principal protection if the Notes are held to maturity. Any payment on the Notes, including the principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to receive a return on the Notes equal to the minimum return of 3.50%.

•	Senior unsecured obligations of Barclays Bank PLC maturing June 1, 2016[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on October 25, 2010 (the “pricing date”) and are expected to issue on or about October 28, 2010 (the “issue date”)

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones Industrial AverageSM (the “Index”) (Bloomberg ticker symbol “INDU <Index>”)

Maximum Return:	21.00%

Minimum Return:	3.50%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•         if the index return is greater than the minimum return, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the index return, subject to the maximum return:

$1,000 + [$1,000 × Index Return], subject to the maximum return

•         if the index return is equal to or less than the minimum return, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the minimum return.

$1,000 + [$1,000 × minimum return]

Your principal is protected only if you hold your Notes to maturity. Any payment on the Notes, including the principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	11,164.05, the closing level of the Index on the pricing date.

Final Level:	The arithmetic average of the closing level of the Index on each of the five averaging dates.

Averaging Dates:	May 20, 2016[1], May 23, 2016[1] , May 24, 2016[1], May 5, 2016[1] and May 26, 2016[1] (the “final averaging date”)

Maturity Date:	June 1, 2016[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740PA30 and US06740PA300

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement. If any averaging date is not a scheduled trading day, then such averaging date will be the next succeeding scheduled trading day, and any subsequent averaging dates will be postponed to occur on the next following scheduled trading days. If the final averaging date is postponed because it or any other averaging date was not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final averaging date (as postponed) and the maturity date (as postponed) remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4%	96%
Total	$7,250,000	$290,000	$6,960,000

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 4%, is 96%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are based on an initial level of 11,164.05, a minimum return on the Notes of 3.50% and a maximum return on the Notes of 21.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
22,328.10	100.00%	$1,210.00	21.00%
21,211.70	90.00%	$1,210.00	21.00%
20,095.29	80.00%	$1,210.00	21.00%
18,978.89	70.00%	$1,210.00	21.00%
17,862.48	60.00%	$1,210.00	21.00%
16,746.08	50.00%	$1,210.00	21.00%
15,629.67	40.00%	$1,210.00	21.00%
14,513.27	30.00%	$1,210.00	21.00%
13,508.50	21.00%	$1,210.00	21.00%
13,396.86	20.00%	$1,200.00	20.00%
12,280.46	10.00%	$1,100.00	10.00%
11,722.25	5.00%	$1,050.00	5.00%
11,554.79	3.50%	$1,035.00	3.50%
11,164.05	0.00%	$1,000.00	3.50%
10,605.85	-5.00%	$1,000.00	3.50%
10,047.65	-10.00%	$1,000.00	3.50%
9,489.44	-15.00%	$1,000.00	3.50%
8,931.24	-20.00%	$1,000.00	3.50%
7,814.84	-30.00%	$1,000.00	3.50%
6,698.43	-40.00%	$1,000.00	3.50%
5,582.03	-50.00%	$1,000.00	3.50%
4,465.62	-60.00%	$1,000.00	3.50%
3,349.22	-70.00%	$1,000.00	3.50%
2,232.81	-80.00%	$1,000.00	3.50%
1,116.41	-90.00%	$1,000.00	3.50%
0.00	-100.00%	$1,000.00	3.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 11,164.05 to a final level of 11,722.25.

Because the final level of 11,722.25 is greater than the initial level of 11,164.05 and the index return of 5% does not exceed the maximum return, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × 5.00%] = $1,050.00

Example 2: The level of the Index decreases from an initial level of 11,164.05 to a final level of 9,489.44.

Because the final level of 9,489.44 is less than the initial level of 11,164.05, the index return is negative and the investor will receive a payment at maturity of $1,035.00 per $1,000 principal amount Note, which is equal to the $1,000 principal amount plus the minimum return.

Example 3: The level of the index increases from an initial level of 11,164.05 to a final level of 16,746.08.

Because the final level of 16,746.08 is greater than the initial level of 11,164.05 and the index return of 50% exceeds the maximum return, the investor receives a payment at maturity of $1,210.00 per $1,000 principal amount Note, which is the maximum payment on the Notes.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 103.50% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Market Disruption Events and Adjustments—The averaging dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”

•

Appreciation Potential—The Notes provide the opportunity to access returns by entitling you to the positive index return, up to the maximum return on the Notes of 21%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Diversification Among U.S. Equities of the Dow Jones Industrial AverageSM—The return on the Notes is linked to the performance of the Dow Jones Industrial AverageSM. The Dow Jones Industrial AverageSM is a price-weighted index comprised of 30 common stock, which is published by Dow Jones Indexes, the marketing name of CME Group Index Services LLC. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—Dow Jones Industrial AverageSM” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity and even though these amounts will exceed the Minimum Return multiplied by the principal amount of your Notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

•

The Notes Might Not Pay More Than the Minimum Return at Maturity—The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return exceeds or falls below the minimum return of 3.5%. If the final level of the Index is equal to or less than the minimum return of the Index, you will not receive a payment at maturity of more than the principal amount of your Notes plus the minimum return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which is 21.00%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

The Payment at Maturity of Your Notes is Not Based on the Closing Level of the Index at Any Time Other than the Averaging Dates—The Final Level of the Index and the Index Return will be based solely on the arithmetic average of the closing levels of the Index on each of the Averaging Dates (subject to adjustments as described in the prospectus supplement). Therefore, if the level of the Index dropped precipitously on one or more of the Averaging Dates, the payment at maturity that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index prior to such drop. Although the level of the Index on the Maturity Date or at other times during the life of your Notes may be higher than the closing levels of the Index on the averaging dates, you will not benefit from the levels of the Index at any time other than the averaging dates.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, both actual and perceived, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels of the Index from January 1, 2002 through October 25, 2010. The closing level of the Index on October 25, 2010 was 11,164.05.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $40.00 per $1,000 principal amount Note.